SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

TXU THRIFT PLAN

Commission File No. 1-12833

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS

PAGE
FINANCIAL STATEMENTS

The following statements are furnished for the Plan:

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	1

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2004 and 2003	2

Notes to Financial Statements	3

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year), December 31, 2004	11

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions For the Year Ended December 31, 2004	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

SIGNATURE	17

EXHIBIT

The following exhibit is filed herewith:

Exhibit 23(a) Consent of Independent Registered Public Accounting Firm

(i)

TXU THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments - at fair value	$1,346,754,077	$894,151,187
Investment in participant loans receivable	35,584,524	35,316,800
Pending sales of securities	1,299,793	1,360,507
Cash	165,026	117,118
Contributions receivable	7,998,773	10,045,217
Dividends receivable	7,212,903	2,114,532
Interest receivable	405,904	331,884
Total assets	1,399,421,000	943,437,245

LIABILITIES
Note payable	228,670,000	235,309,000
Accrued interest payable	4,889,768	5,051,918
Pending purchases of securities	1,788,476	1,926,454
Total liabilities	235,348,244	242,287,372

NET ASSETS AVAILABLE FOR BENEFITS	$1,164,072,756	$701,149,873

See Notes to Financial Statements.

TXU THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
Additions:
Net investment income:
Dividends	$23,047,316	$16,457,933
Interest	6,579,270	6,744,087
Net investment income	29,626,586	23,202,020

Net appreciation in fair value of investments	656,858,463	159,632,029

Contributions:
Participating employees’ savings	48,153,500	53,631,151
Employer-corporations	41,129,910	50,166,290
Total contributions	89,283,410	103,797,441

Total additions	775,768,459	286,631,490

Distributions and expenses:
Distributions	289,779,576	45,007,782
Interest expense and other fees	23,066,000	23,563,305

Total distributions and expenses	312,845,576	68,571,087

Net additions	462,922,883	218,060,403

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	701,149,873	483,089,470
End of year	$1,164,072,756	$701,149,873

See Notes to Financial Statements.

TXU THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General - The TXU Thrift Plan (Plan) is a defined contribution plan established in 1968 by TXU Corp. (TXU or the Company) and its participating subsidiaries (Employer-corporations). The TXU Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. served as trustee (Trustee) and was custodian of the assets of the Plan during 2004 and 2003. Mellon Human Resources and Investor Solutions (formerly called Dreyfus Retirement Services), a subsidiary of the Trustee, served as record-keeper for the Plan during 2004 and 2003. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note 3). The Plan was later amended to establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). Effective January 1, 2002, the Plan was amended to incorporate certain discretionary amendments to the Plan, including an increase in the Employer matching contribution, increased flexibility for participants in effecting Plan withdrawals and diversification, and the designation of all Plan assets invested in the Common Stock of the Company as an employee stock ownership plan in addition to the leveraged stock ownership component of the Plan; and to reflect the relevant provisions (not previously included in the Plan) of The General Agreement on Tariffs and Trade portion of The Uruguay Round Agreements Act, The Uniformed Services Employment and Reemployment Rights Act of 1994, The Small Business Job Protection Act of 1996, The Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and The Community Renewal Tax Relief Act of 2000; and to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations is entirely voluntary.

As of January 1, 2004, the Plan included 16 participant-directed investment options, or funds:

•	TXU Corp. Common Stock - purchases units in fund which invests primarily in Common Stock of TXU Corp., and maintains a small cash component for liquidity purposes;
•
Interest Income Fund - is managed by Standish Mellon Asset Management and invests in contracts with insurance companies and other financial institutions and in a diversified group of high-quality, fixed income investments which are held by the plan within contracts that are intended to minimize market volatility;

•	Bond Index Fund - purchases units in the Vanguard Total Bond Market Index Fund, Institutional shares, which focuses on intermediate-term bonds;
•	Balanced Fund - purchased units in the Dodge & Cox Balanced Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
•	Large Cap Value Equity Fund - purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
•	Large Cap Equity Index Fund - purchases units in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
•
Large Cap Growth Equity Fund - purchases units in the American Express AXP New Dimensions Fund, Y Class, which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities;

•	International Value Equity Fund - purchased units in the American AAdvantage International Equity Fund, Institutional Class, which invests primarily in equity securities of foreign issuers;

•
Small Cap Value Equity Fund - purchased units in the American AAdvantage Small Cap Value Fund, Institutional Class, which invests primarily in equity securities issued by companies with market capitalization within the range of securities in the Frank Russell 2000 Index;

•	Active Bond Fund - purchases units in the PIMCO Total Return Fund, Institutional Class;
•	Mid Cap Value Equity Fund - purchases units in the Hotchkis & Wiley Mid Cap Value Fund, I Class;
•	Mid-Small Cap Equity Index Fund - purchases units in the Vanguard Extended Market Index Fund, Admiral Shares;
•	Mid Cap Growth Equity Fund - purchases units in the Artisan Mid Cap Fund;
•	Small Cap Growth Equity Fund - purchases units in the Vanguard Explorer Fund, Admiral Shares;
•	International Equity Index Fund - purchased units in the Fidelity Spartan International Index Fund; and
•	International Growth Equity Fund - purchased units in the Fidelity International Growth and Income Fund.

Eligibility, Participation and Employee Savings - Effective January 1, 2002, all employees of a participating Employer-corporation are eligible to participate in the Plan upon employment except nonresident alien employees who receive no earned United States sourced income, leased employees, or any individuals who are treated by or characterized in the internal records of an Employer-corporation as independent contractors, loaned employees, staff augmentation personnel, or scope of work contractors, or individuals who perform services for an Employer-corporation under a special arrangement with a third party, regardless of any determination by the Internal Revenue Service (IRS), other governmental agency, or a court or other tribunal, that any such individual is, or was, a common law employee of an Employer-corporation for any period of time.

Under the Plan, except as limited by law, a participating employee may invest a specified percentage of salary or wages each payroll period, either through pretax salary deferral or after-tax payroll deduction. The first 6% of regular salary or wages that a participant saves is known as Basic Employee Savings. Savings above 6% are known as Supplemental Employee Savings. The total of Basic and Supplemental Employee Savings is known as Employee Savings. The maximum amount of Employee Savings which may be made under the Plan is: (i) the maximum amount by federal law (i.e., the lesser of $41,000 or 100% of eligible compensation) for participants earning less than the IRS threshold for determining “highly compensated employees”; and (ii) 16% of regular salary or wages (6% Basic Employee Savings plus up to 10% Supplemental Employee Savings) for participants earning more than the IRS threshold for determining “highly compensated employees”.

    Federal law limits the amount a participant may save on a pretax basis ($13,000 per year in 2004). However, effective January 1, 2002, a participant who is eligible to make pretax salary deferrals and attained age 50 before the close of the Plan year may make an additional pretax catch-up contribution each year. This catch-up limit ($3,000 in 2004), for participants who will reach age 50 during the Plan year, will increase by $1,000 per year through 2006. The Plan year begins January 1 and ends December 31.

Subject to certain conditions, a participant may transfer or rollover to the Plan cash amounts distributed or distributable from an individual retirement account (IRA) or an eligible retirement plan. Only taxable contributions may be transferred or rolled over from an IRA, while taxable and nontaxable contributions may be transferred or rolled over from an eligible retirement plan.

Employer Matching Contributions - Effective January 1, 2002, employer matching contributions are made in an amount equal to 100% of Basic Employee Savings for those participants who are covered under the cash balance formula of the TXU Retirement Plan and 75% of Basic Employee Savings for employees who are covered under the traditional defined benefit formula of the TXU Retirement Plan, and 40%, 50% or 60% for employees covered under certain collective bargaining agreements. No employer contributions are made with respect to Supplemental Employee Savings. As of May 12, 2003, all employees covered under collective bargaining agreements receiving the 40%, 50% or 60% employer match became eligible to receive either the 75% or 100% employer match under the Plan, depending on the TXU Retirement Plan formula in which they were participating.

Investment of Funds - All employer matching contributions are invested in Common Stock of the Company and are subject to certain withdrawal and diversification rights. Dividends paid on Common Stock of the Company allocated to a participant’s account are reinvested in Common Stock of the Company unless the participant elects to receive the dividend in cash. Each participant may invest his/her Employee Savings, in 1% increments, among the various available investment options.

All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

A participant may diversify investments of Employee Savings among the available investment funds under the Plan at any time by liquidating the investments attributable to such Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant’s employer matching contributions account (reduced by amounts previously so diversified). At age 60 and thereafter, a participant may annually diversify up to 50% of such employer matching contributions account (reduced by amounts previously so diversified). Additionally, effective January 1, 2002, participants may effectively diversify their employer matching contributions amount at any time by making a total withdrawal of such accounts.

Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various investment funds, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

Voting of Common Stock - Participants who hold Common Stock of the Company in their account may give the Trustee confidential written instructions with respect to the voting of those shares at any shareholders meeting. The unallocated common stock of the Company held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement between the Company and the Trustee.

Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

Participants are fully vested in all amounts in their accounts (i.e., pretax contributions, after-tax contributions, employer matching contributions, rollover contributions and all earnings and dividends thereon).

A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time; however, the participant must begin withdrawals no later than April 1st following the later of the calendar year in which the participant attains age 70 ½ or the calendar year in which the participant retires. To avoid immediate taxation, a withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer, provided that the other qualified retirement plan accepts rollovers. Terminated participants who leave their account in the Plan are charged a monthly administrative maintenance fee.

Participants may make partial or total withdrawals from their rollover and after-tax contribution accounts at any time and for any reason. Participants may make withdrawals from pretax contribution accounts upon termination of employment or attainment of age 59½. As stated above, participants may make total withdrawals of their employer matching contributions account at any time. Additionally, participants who meet certain qualifications defined by the IRS may make hardship withdrawals. Participants who received a hardship withdrawal prior to June 1, 2002 may not contribute to the Plan for a period of 12 months following the withdrawal. For hardship withdrawals on or after June 1, 2002, this 12-month suspension was reduced to six months.

Participants making withdrawals may choose from the following optional forms of payment: (a) shares of Common Stock of the Company and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

Unclaimed Terminated Participants’ Accounts - As a result of the merger of the TXU EN$AVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former ENSERCH Corporation (ENSERCH) Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate. Included in net assets available for benefits as of December 31, 2004 and 2003 was $1,181,109 and $728,247, respectively, of TRASOP unclaimed terminated participants’ benefits, of which $477,987 and $470,716, respectively, was invested in the Mellon Bank Cash Management Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code. The Plan received its last favorable determination letter on November 29, 2002.

Based on the Code and regulations issued pursuant thereto:

(a)
Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

(b)	After-tax Employee Savings are not deductible on the participant's federal income tax return.

(c)	Pretax Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

(d)
Withdrawals of after-tax employee savings which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings and are not taxable to the participant when withdrawn. Withdrawals of after-tax employee savings contributed to the Plan after December 31, 1986 are considered to include, for income tax purposes, an amount of taxable income.

(e)
A total withdrawal generally results in taxable income to the participant equal to the gross distribution, less after-tax Employee Savings. However, if the total withdrawal meets the lump sum distribution requirements of the Code: (i) any net unrealized appreciation in the value of Common Stock of the Company distributed by the Plan may be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

(f)
The taxable amount of a total or partial withdrawal may generally be rolled over to an IRA or other eligible retirement plan and payment of taxes may thereby be deferred. Taxable amounts not rolled over may be subject to automatic income tax withholding of 20%. Dividends distributed are not eligible for rollover and are not subject to tax withholding of 20%. Effective January 1, 2002, nontaxable amounts also became eligible for rollover. Hardship withdrawals are not eligible for rollover.

Participants are encouraged to consult their individual tax and financial advisors and to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

Amendment, Modification, Suspension and Termination - It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon prior notice.

In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Employee Savings, rollovers or employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund’s insurance contracts and the financial institution investment contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

	2004	2003

Contract value of assets as of December 31	$111,987,746	$87,805,638
Fair value of assets as of December 31	$113,859,105	$90,727,486
Average yield of assets on December 31	4.33%	4.52%
Return on assets for 12 months ended December 31	4.38%	4.83%

Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans, the acquisition or disposition of investments and the cash distributions of dividends on Company Stock, are paid by the Employer-corporations.

3.	LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 from an outside lender in the form of a note payable and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 2004 and 2003, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The fair value of the note payable at December 31, 2004 was $267,344,383, calculated using the discounted cash flow method. The note payable is collateralized by 3,590,204 unallocated shares of Common Stock of the Company held by the Trustee and included in the Plan’s net assets at December 31, 2004.

The LESOP shares are held by the Trustee until released for allocation to participants' accounts. The shares are released proportionally based on current debt service payments, including interest, to the total for all debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The fair value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 2004 and 2003 Plan years, 278,552 and 269,802 LESOP shares, respectively, were released for allocation to participant accounts.

4.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
TXU Corp. common stock (2004 — 12,343,737 shares; 2003 — 16,859,027 shares)	$796,911,661	$399,896,120
American Express AXP New Dimensions Y-Class Fund	75,677,809	101,884,130
Fidelity Equity - Income Fund	85,496,563	91,050,380
Vanguard Institutional Index Fund	70,810,100	79,733,562

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2004	2003

TXU Corp. common stock	$622,786,254	$85,958,745
Mutual funds	34,194,446	73,546,608
Other	(122,237)	126,676
Total	$656,858,463	$159,632,029

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

All employer matching contributions are invested in Common Stock of the Company and considered to be nonparticipant-directed investments. Common Stock of the Company is also one of the 16 participant-directed investment options. Changes in net assets relating to nonparticipant directed investments in Common Stock of the Company are as follows:

	December 31,
	2004	2003

Net assets available for benefits	$349,115,145	$29,092,654

	Year Ended December 31,
	2004	2003
Changes in net assets
Additions (deductions):
Dividends and interest	$9,937,829	$4,580,327
Contributions	41,129,910	49,747,265
Net appreciation in fair value	418,645,125	54,501,060
Transfers	(2,112,720)	96,905
Total additions	467,600,144	108,925,557
Distributions and expenses:
Distributions to participants	124,405,422	12,142,815
Interest expense and other fees	23,172,231	23,626,326
Total distributions and expenses	147,577,653	35,769,141
Net increase in net assets	$320,022,491	$73,156,416

6.	PARTICIPANT LOANS RECEIVABLE

The Plan includes a loan feature allowing participants to borrow up to 50% of their pretax employee savings, employer matching contributions and rollover contributions and repay the loan with after-tax payroll deductions. A participant may not have more than two outstanding loans at one time. The minimum amount of a Plan loan is $1,000 and the maximum is $50,000 less the highest outstanding loan balance in the preceding 12-months. Participants may repay the loan back into their account(s) over a period of one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the prime lending rate published in the Wall Street Journal on the first business day of the month plus 2.0%. During 2004 and 2003, the interest rate was between 6.0% and 6.75% and 6.00% and 6.25%, respectively.

7.	COMMITMENTS AND CONTINGENCIES

In November 2002 and February and March 2003, three lawsuits were filed in the United States District Court for the Northern District of Texas asserting claims under ERISA on behalf of a putative class of participants in and beneficiaries of various employee benefit plans of TXU Corp. These ERISA lawsuits have been consolidated, and a consolidated complaint was filed in February 2004 against TXU Corp., the directors of TXU Corp. serving during the putative class period as well as members of the TXU Thrift Plan Committee comprised of Peter B. Tinkam, Kirk R. Oliver, Biggs C. Porter, Diane J. Kubin, Barbara B. Curry and Richard R. Wistrand. The plaintiffs seek to represent a class of participants in such employee benefit plans during period between April 26, 2001 and October 11, 2002. On February 10, 2004, the plaintiffs filed their motion for and memorandum in support of class certification. After class certification discovery was completed, the Court denied plaintiffs initial class certification motion without prejudice and granted plaintiffs’ leave to amend their complaint. Plaintiff’s second class certification motion remains pending and TXU Corp. and the individual defendants oppose class certification. TXU Corp. believes the claims are without merit and intends to vigorously defend the lawsuit. TXU Corp. is, however, unable to estimate any possible loss or predict the outcome of this action.

8.	DISTRIBUTIONS

Plan distributions increased from approximately $45 million in 2003 to approximately $290 million in 2004 primarily due to:

•
A restructuring and operational improvement plan implemented in 2004 by TXU Corp. to restore financial strength and drive performance improvement resulted in significant employee headcount reductions and related participant withdrawals;

•	An administrative fee charged beginning in August 2004 on account balances remaining in the Plan for participants no longer employed by TXU Corp. induced withdrawals; and
•	An increase in total withdrawals of employer matching contributions by active participants from the Plan due to the significant appreciation in TXU Corp. common stock during 2004.

9.	SUBSEQUENT EVENTS

On March 1, 2005:

•	The American AAdvantage International Equity Fund changed its name to American Beacon International Equity Fund; and

•	American AAdvantage Small Cap Value Fund changed its name to American Beacon Small Cap Value Fund.

Effective as of March 28, 2005, participants who terminate employment may retain the funds in their account or withdraw them at any time regardless of the amount of their account balance.

On March 31, 2005,

•	The International Equity Index Fund exchanged units in the Fidelity Spartan International Index Fund for units in the American Beacon International Equity Index Fund;

•	The International Growth Equity Fund exchanged units in the Fidelity International Growth and Income Fund for units in the MFS Institutional International Equity Fund;

Effective May 1, 2005, Hewitt Associates became the record-keeper for the Plan.

The Plan is also being amended in 2005 to (1) specify that the leveraged employee stock ownership plan loan portion of the Plan may be repaid with dividends paid on shares of Company common stock, which shares have been allocated to participant accounts and were acquired with the proceeds of the loan, (2) provide for a cash component under the Company common stock fund investment alternative in order to facilitate unitized recordkeeping of such fund, and (3) eliminate the provisions requiring automatic distributions to former participants’ account balances below $5,000, in order to comply with certain IRS requirements.

TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]
COMMON STOCK FUND [2]

Common Stock
TXU [3]	12,343,737 shares, no par value	$403,632,869	$796,911,661

Money Market Funds
Mellon Bank, N.A. [3]	Cash management fund - 1,196,122 units		1,196,122

TOTAL COMMON STOCK FUND			798,107,783

INTEREST INCOME FUND

Value of Interest in General Accounts
The Hartford Life Insurance Company	Contract No. GA 10521, 6.08%, due 2005		1,882,506

New York Life Insurance Company	Contract No. GA 30839, 6.19%, due 2005		1,492,301

New York Life Insurance Company	Contract No. GA 31774, 2.83%, due 2007		2,007,133

Travelers Insurance Company	Contract No. GR 18039, 5.90%, due 2006		1,805,842

Travelers Insurance Company	Contract No. GR 18541, 3.71%, due 2008		1,539,587

John Hancock Insurance Company	Contract No. 15039, 4.66%, due 2005		1,405,426

Security Life Denver Insurance Company	Contract No. SA 0323, 4.28%, due 2006		1,033,918

Security Life Denver Insurance Company	Contract No. SA 0485, 3.93%, due 2008		1,439,401

Ohio National Life Insurance Company	Contract No. GP 5397, 3.83%, due 2008		1,602,678

GE Capital Assurance Company	Contract No. GS 3830, 3.22%, due 2008		2,648,603

Total Value of Interest in General Accounts			16,857,395

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]
Money Market Funds
Boston Safe Deposit and Trust	Cash management fund 3,461,581 units		3,461,581

Mellon Stable Value Fund [3]	Series Z fund 7,872,724 units		7,872,724

Total Money Market Funds			11,334,305

United States Government Obligations
FNMA			12,457,023

Corporate Debt
Bank of America	Contract No. WR 03067, 4.70%, due 2011		10,282,500

UBS AG	Contract No. 6002, 3.85%, due 2011		14,875,427

Total Corporate Debt			25,157,927

Other
Monumental Manager Trust	Contract No. BDA 284, 4.92%, due 2005		28,494,259

Rabobank Nederland	Contract No. 060201, 4.10%, due 2010		10,407,525

AIG Financial Products	Contract No. 543455, 3.65%		7,279,312

Total Other			46,181,096

TOTAL INTEREST INCOME FUND			111,987,746

BOND INDEX FUND

Vanguard Total Bond Market Index Fund	2,818,449 Institutional shares		28,945,475

BALANCED FUND

Dodge and Cox Balanced Fund	635,360 units		50,415,818

LARGE CAP VALUE EQUITY FUND

Fidelity Equity -Income Fund	1,619,867 units		85,496,563

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]

LARGE CAP EQUITY INDEX FUND

Vanguard Institutional Index Fund	639,600 Units		70,810,100

LARGE CAP GROWTH EQUITY FUND

American Express AXP New Dimensions Y-Class Fund	3,123,310 Units		75,677,809

INTERNATIONAL VALUE EQUITY FUND

American AAdvantage International Institutional Fund	1,009,004 Units		20,442,426

SMALL CAP VALUE EQUITY FUND

American AAdvantage Small Cap Value Fund	1,901,243 Institutional Class units		38,500,164

ACTIVE BOND FUND

PIMCO Total Return Fund	472,605 Units		5,042,699

MID CAP VALUE EQUITY FUND

Hotchkis & Wiley Mid Cap Value Fund	1,396,943 Class I shares		38,122,565

MID - SMALL CAP EQUITY INDEX FUND

Vanguard Extended Market Index Fund	144,703 Admiral Shares		4,537,901

MID CAP GROWTH EQUITY FUND

Artisan Mid Cap Fund	177,953 Units		5,260,295

SMALL CAP GROWTH EQUITY FUND

Vanguard Explorer Fund	55,195 Admiral Shares		3,831,663

INTERNATIONAL EQUITY INDEX FUND

Fidelity Spartan International Index Fund	59,675 Units		1,910,802

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]

INTERNATIONAL GROWTH EQUITY FUND

Fidelity International Growth and Income Fund	223,006 Units		6,288,770

LOAN FUND

Participant Loans Receivable [4]			35,584,524

MONEY MARKET FUND

Mellon Bank, N.A. [3] Cash Management Fund	1,375,498 units		1,375,498

TOTAL ALL FUNDS			$1,382,338,601
_____________
¹	Current value for the Interest Income Fund is based on contract value.
²	Nonparticipant-directed
³	Party-in-Interest
[4]
The rate of interest charged is the Trustee’s current prime lending rate plus 2.0%. During 2004, the rate of interest charged was between 6.0% and 6.75%. Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.

TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:

Single Transactions:

None

Series of Transactions:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)

Various	TXU Corp. Stock	$58,016,069	—	—	$58,016,069	$58,016,069	—

Various	TXU Corp. Stock	—	$230,910,755	—	$156,880,893	$230,910,755	$74,029,862

_____________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TXU Thrift Plan Committee
TXU Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) at December 31, 2004, (2) reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic 2004 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
July 11, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TXU THRIFT PLAN

By	/s/ Riz Chand
Riz Chand,
Senior V.P. of Human Resources

July 11, 2005